# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Priority Income Fund, Inc., CIK 0001554625
CUSIP: 74274W822
Title of class of securities: Preferred
Address of issuer's principal executive offices: 10 East 40th Street, 44th Floor, New York, New York (NY), 10016
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001072613-21-000369
Filed by CIK 0001048703

## Reporting persons
- KARPUS MANAGEMENT, INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 250,062; shared voting power 0; sole dispositive power 250,062; shared dispositive power 0; aggregate amount beneficially owned 250,062 (2.3% of the class)

## Item 1. Issuer
Name of issuer: Priority Income Fund, Inc.
Address of issuer's principal executive offices: 10 East 40th Street, 44th Floor, New York, NY 10016

## Item 2. Person Filing
Name of person filing:
This statement is being filed by Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus" or the "Reporting Person"). Karpus is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. Karpus is controlled by City of London Investment Group plc ("CLIG"), which is listed on the London Stock Exchange. However, in accordance with SEC Release No. 34-39538 (January 12, 1998), effective informational barriers have been established between Karpus and CLIG such that voting and investment power over the subject securities is exercised by Karpus independently of CLIG, and, accordingly, attribution of beneficial ownership is not required between Karpus and CLIG.

The Shares to which this Schedule 13G relates are owned directly by the accounts managed by Karpus.
Address of principal business office or, if none, residence: 183 Sully's Trail, Pittsford, New York 14534.
Citizenship: The members of the Karpus Management Committee are US citizens. Karpus is a New York corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 250,062.00
Percent of class: 2.30 %
Sole power to vote or to direct the vote: 250,062.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 250,062.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- KARPUS MANAGEMENT, INC.: /s/ Jodi L. Hedberg, Jodi L. Hedberg / Chief Compliance Officer (02/14/2025)